UNITED ST[illegible]
SECURITIES AND EXCH[illegible]
Washington, [illegible]

02053068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden Hours per response...... 12.00

SEC FILE NUMBER
8- 26505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) **AND ENDING** 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
AUG 2 9 2002
535

NAME OF BROKER-DEALER:
Ogilvie Security Advisors Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 N. Western Avenue
(No. and Street)

Lake Forest	Illinois	60045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Ogilvie — (847) 295-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3/91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Ogilvie, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

19th day of August 2002

Donald R. Ogilvie
Signature

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Donald R. Ogilvie, President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Ogilvie Security Advisors Corporation
Table of Contents
June 30, 2002

Ogilvie Security Advisors Corporation

Statement of Financial Condition

June 30, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Ogilvie Security Advisors Corporation

We have audited the accompanying statement of financial condition of Ogilvie Security Advisors Corporation as of June 30, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ogilvie Security Advisors Corporation at June 30, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
August 19, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Ogilvie Security Advisors Corporation
Statement of Financial Condition
June 30, 2002

Assets

Cash and cash equivalents	$ 1,146,288
Concessions and commissions receivable	483,469
Receivable from clearing broker	159,984
Securities owned	109,540
Other assets	1,515
Total assets	$ 1,900,796

Liabilities and Stockholders' Equity

Liabilities	
Commissions payable	$ 820,286
Accounts payable	385,902
Income taxes payable	113,071
Total liabilities	1,319,259
Stockholders' equity	
Preferred stock	70,000
Common stock	8,000
Additional paid-in capital	135,000
Retained earnings	368,537
Total stockholders' equity	581,537
Total liabilities and stockholders' equity	$ 1,900,796

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Ogilvie Security Advisors Corporation (the "Company") is a registered broker-dealer, investment adviser and general insurance agent. The Company introduces customers on a fully disclosed basis to other brokers and investment advisers, and provides variable life and annuity contracts, investment company products, and other investment services to individual and corporate clients located throughout the United States.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments purchased with a maturity of three months or less.

Securities Owned—Securities owned are valued at fair market value and consists of mutual funds of $39,285 and common stocks of $70,255 at June 30, 2002.

Income Recognition—Concessions and commissions earned on securities transactions and related commission expense are recorded on settlement date. Concessions and commissions earned on partnership syndications and mutual funds and related commission expense are recorded on transaction date. Commissions earned on variable life and annuity contracts and related commission expense are recorded on the effective date of the contracts.

Note 2 Related-Party Transactions

The Company has entered into an agreement with an affiliated company owned by the Company's common stockholder that provides that the affiliate pay for certain costs of operation, including but not limited to employee compensation and benefits, office space, utilities and administrative services.

Note 3 Commitments and Contingencies

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends claims arising from such matters and, in the opinion of management, their resolution will not result in any material adverse effect on the Company's financial position.

Note 4 Off-Balance-Sheet and Financial Instrument Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seek to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with these guidelines is monitored daily and, accordingly, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company has a policy of reviewing, as considered as necessary, the creditworthiness of the clearing broker with which it conducts business. The Company does not anticipate nonperformance by customers or its clearing broker.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to significant credit risk on cash.

Note 5 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Adjusted net capital changes from day to day, but at June 30, 2002, the Company had net capital and net capital requirements of approximately $498,600 and $88,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.